U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

April 15, 2026

Re:	Zenithra Group Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed November 20, 2025
File No. 333-291675

Dear Sir, Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Zenithra Group Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-291675) initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2025, together with all exhibits thereto (the “Registration Statement”). The Company has determined that it does not wish to proceed with a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. The Company submits that withdrawal is consistent with the public interest and the protection of investors.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Laura Bianchi or Wendy Culbertson of Bianchi and Brandt at (480) 531-1800 if you have any questions regarding this request for withdrawal.

Sincerely,
/s/ Jung-Li Chiu
Jung-Li Chiu
Director and CEO for
Zenithra Group Inc.